Exhibit 99.20

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL MEETING OF SHAREHOLDERS

OF HUDBAY MINERALS INC.

TO BE HELD ON

THURSDAY, JUNE 24, 2010

MAY 14, 2010

HUDBAY MINERALS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (“HudBay”) will be held at the Sutton Place Hotel, Queen Victoria Ballroom, 955 Bay Street, Toronto, Ontario, M5S 2A2 on Thursday, June 24, 2010 at 10:00 a.m. (Eastern Time), for the following purposes:

1.	to receive HudBay’s audited consolidated financial statements for the year ended December 31, 2009 and the auditor’s report thereon;

2.	to elect the directors of HudBay and authorize the Board of Directors to fix the number of directors from time to time;

3.	to appoint Deloitte & Touche LLP as HudBay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

HudBay’s Board of Directors has fixed the close of business on May 10, 2010 as the record date, being the date for the determination of the registered holders of HudBay common shares entitled to receive notice of and vote at the Meeting and any adjournment thereof. Shareholders who acquire common shares after May 10, 2010 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting. Proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with HudBay’s transfer agent, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1 no later than 10:00 a.m. (Eastern Time) on June 22, 2010 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 14th day of May, 2010.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”

G. Wesley Voorheis
Chairman

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1

VOTING INFORMATION	1
Voting Matters	1
Who Can Vote	1
Voting Your Common Shares	1
Voting Your Common Shares by Proxy	2
Deadline for Proxies	2
Additional Matters Presented at the Meeting	3
Voting Shares and Principal Holders	4

MATTERS TO BE ACTED UPON AT THE MEETING	4
1. Financial Statements	4
2. Election of Directors	4
3. Appointment of Auditor	9

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	10
General	10
Board of Directors	10
Committees of the Board	13
Code of Business Conduct and Ethics	17
Communicating to Shareholders	17

STATEMENT OF EXECUTIVE COMPENSATION	18
Compensation Committee Report	18
Compensation Discussion and Analysis	19
Director Compensation	36

EQUITY COMPENSATION PLAN INFORMATION	39

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	39

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	39

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	39

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	39

WHERE YOU CAN FIND ADDITIONAL INFORMATION	40

SCHEDULE “A” - CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE	A-1

(i)

HUDBAY MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of HudBay Minerals Inc. for use at the annual meeting of shareholders (the “Meeting”) to be held on Thursday, June 24, 2010 at 10:00 a.m. (Eastern Time) at the Sutton Place Hotel, Queen Victoria Ballroom, 955 Bay Street, Toronto, Ontario, M5S 2A2, and any adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this circular to “we”, “us”, “our” and similar terms, as well as references to HudBay, refer to HudBay Minerals Inc. Unless otherwise indicated, the information in this Circular is given as at May 14, 2010 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•	If you are a registered holder of our common shares, a proxy form is enclosed that you can use to vote at the Meeting.

•	If your common shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These security holder materials are being sent to both registered and non-registered owners of our common shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a proxy so you can vote your common shares at the Meeting. See “— Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on the:

•	election of directors and the authorization of the Board to fix the number of directors from time to time; and

•	appointment of our auditor for 2010 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

Who Can Vote

The record date for the Meeting is May 10, 2010. Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of our common shares. A holder of common shares whose name appears on such list is entitled to vote the shares on such list at the Meeting. Each common share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

Voting Your Common Shares

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under “— Voting Your Common Shares by Proxy”.

Non-Registered Shareholders

It is possible that your common shares may be registered in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder, which is sometimes referred to as a beneficial owner. Your nominee is entitled to vote the common shares held by it on the record date. However, it must first seek your instructions as to how to vote your common shares or otherwise make arrangements so that you may vote your common shares directly. Your nominee is not entitled to vote the common shares held by it without written instructions from the beneficial owner. You may vote your common shares through your nominee or in person by taking the appropriate steps, which will vary depending on whether you are an objecting beneficial owner or a non-objecting beneficial owner of common shares. You are an objecting beneficial owner of common shares (“OBO”) if you have declined to allow your nominee to disclose your ownership information to us. You are a non-objecting beneficial owner of common shares (“NOBO”) if you have provided instructions to your nominee to disclose your ownership information to us.

OBOs and Non-Resident Shareholders

OBOs in Canada and all non-registered shareholders resident outside of Canada should carefully review the instructions provided to them by their nominee regarding how to provide voting instructions or how to obtain a proxy with respect to their common shares. Such shareholders may also wish to contact their nominees directly in order to obtain instructions regarding how to vote common shares that they beneficially own.

Please note that if you are an OBO resident in Canada or a non-registered shareholder resident outside of Canada and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting common shares registered in the name of a nominee unless you appoint yourself as a proxyholder. In order to do this, you should follow the instructions on the voting instruction form and, in doing so, specify your own name as the person whom you are appointing as proxy for the purposes of voting your common shares. You are reminded that any voting instructions should be communicated to your nominee in accordance with the procedures set out in the voting instruction form well in advance of the deadline for the receipt of proxies.

NOBOs

NOBOs resident in Canada will have received this Circular directly from our transfer agent and enclosed with the Circular is a proxy for your use. You may attend the Meeting and vote in person, or give another person authority to represent you and vote your shares at the Meeting. To vote in person, insert your name in the space provided on the enclosed proxy and return the proxy as described below under “— Voting Your Common Shares by Proxy”.

Voting Your Common Shares by Proxy

If you will not be at the Meeting or do not wish to vote in person, or if you are a NOBO who wishes to vote in person at the Meeting, you may vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by our transfer agent, Equity Transfer & Trust Company at Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1 prior to 10:00 a.m. (Eastern Time) on June 22, 2010 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered shareholders and NOBOs resident in Canada may provide their voting instructions by any of the following means:

•	by mail to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed);

•	by hand or by courier to the address set forth above; or

•	by internet at www.voteproxyonline.com.

Registered shareholders and NOBOs resident in Canada who are not individuals should provide their voting instructions by mail, hand delivery or courier and not by internet.

Your Proxy Vote

On the proxy form, you can indicate how you want to vote your common shares, or you can let your proxyholder decide for you.

All common shares represented by properly completed proxies received by our transfer agent, Equity Transfer & Trust Company, no later than 10:00 a.m. (Eastern Time) on June 22, 2010 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

If you give directions on how to vote your common shares on your proxy form, your proxyholder must vote your common shares according to your instructions. If you have not specified how to vote on a particular matter on your proxy form, your proxyholder can vote your common shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your common shares will be voted as follows:

•	FOR the election of each of the seven nominees as directors and the authorization of the Board to fix the number of directors from time to time; and

•	FOR the appointment of Deloitte & Touche LLP as our independent auditor for 2010 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any continuation after an adjournment of the Meeting) and to vote your common shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of HudBay. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are our Chairman, and our Executive Vice Chairman and Interim Chief Executive Officer, are appointed to act as your proxyholder.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•

You may send another proxy form with a later date to our transfer agent, Equity Transfer & Trust Company, but it must reach Equity Transfer & Trust Company no later than 10:00 a.m. (Eastern Time) on June 22, 2010 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting;

•

You may deliver a signed written statement, stating that you want to revoke your proxy, to our Corporate Secretary no later than 10:00 a.m. (Eastern Time) on June 22, 2010 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting, at 1 Adelaide Street East, Suite 2501, Toronto, Ontario, M5C 2V9 or by facsimile at (416) 362-9967;

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy; or

•	You may revoke your proxy in any other manner permitted by law.

Additional Matters Presented at the Meeting

The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

If you sign and return the proxy form and do not appoint a proxyholder by filling in a name, and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of

Meeting, the HudBay representatives named as proxies will vote in their best judgment. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the voting instruction form, your common shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

Voting Shares and Principal Holders

Our common shares are the only shares which entitle shareholders to vote at the Meeting. The holders of common shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at May 14, 2010, 152,202,687 common shares were issued and outstanding.

To the knowledge of the directors and executive officers of HudBay, based upon filings made with Canadian securities regulators as at May 14, 2010, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities, other than Goodman & Company, Investment Counsel Ltd. which has disclosed that it exercises control and direction over 15,835,198 common shares, representing approximately 10.4% of our issued and outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2009 and the auditor’s report thereon will be presented at the Meeting.

2.	Election of Directors

Our articles provide that the Board must consist of a minimum of three and a maximum of nine directors. Our Board currently is composed of eight directors. Each of the persons listed below has been nominated for election as a director, to hold office until the earlier of the conclusion of our next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws. All of the nominees are current members of our Board other than Kenneth G. Stowe. Each of Peter R. Jones and Brian D. Gordon have chosen to step down from the Board effective as of the termination of the Meeting and, accordingly, they are not being nominated for re-election.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “A”), we have adopted a majority voting policy governing the election of directors. Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election will be expected to promptly tender his or her resignation (which would be effective upon acceptance by the Board) to the Chairman of the Board. The Corporate Governance and Nominating Committee of the Board will then consider, and make a recommendation to the Board whether to accept, that offer to resign. The Board will make and announce its decision with respect to the director’s offer to resign in a news release within 90 days following the meeting of shareholders. The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to the resignation. This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below.

J. Bruce Barraclough	Alan J. Lenczner

Alan R. Hibben	Kenneth G. Stowe

W. Warren Holmes	G. Wesley Voorheis

John L. Knowles

Our management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.

The following table sets forth biographical and other information on each proposed nominee for election as a director.

J. Bruce Barraclough

Mississauga, Ontario, Canada

Age: 62

Independent: Yes

Director Since: March 2009

Common Shares Held(1): Nil

Deferred Share

Units Held: 8,711

Total Value of Common

Shares and DSUs(2):$98,260

Committee Membership:	Audit Committee, Chair Corporate Governance and Nominating Committee Compensation Committee
Principal Occupation:	Corporate Director
Biographical Information:	Mr. Barraclough is a corporate director who worked for Ernst & Young LLP for 37 years, 27 as a partner until his retirement on June 30, 2008.

Mr. Barraclough holds an MBA from the Schulich School

of Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and The Conference Board of Canada).

Public Company Directorships (Past 5 years):	Coalcorp Mining Inc. (2009 to present)

Alan R. Hibben

Toronto, Ontario, Canada

Age: 57

Independent: Yes

Director Since: March 2009

Common Shares Held(1): 4,000

Deferred Share

Units Held: 14,361

Total Value of Common

Shares and DSUs(2): $207,112

Committee Membership:	Compensation Committee, Chair Audit Committee
Principal Occupation:	Partner, Blair Franklin Capital Partners Inc.
Biographical Information:

Mr. Hibben is a partner with Blair Franklin Capital Partners Inc., a financial advisory firm. He was a principal with Shakerhill Partners Ltd. from July 2007 to January 2009 and Head of Strategy & Development at RBC Financial Group from January 2005 to June 2007. He has also held several senior positions with RBC Capital Markets.

Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):	Discovery Air Inc. (2008 to present) Pinetree Capital Inc. (2008-2009)

W. Warren Holmes

Stratford, Ontario, Canada

Age: 67

Independent: No(3)

Director Since: March 2009

Common Shares Held(1): Nil

Deferred Share

Units Held: 49,603

Total Value of Common

Shares and DSUs(2): $559,522

Committee Membership:	Environmental, Health and Safety Committee, Chair
Principal Occupation:	Corporate Director
Biographical Information:

Mr. Holmes is Executive Vice Chairman and Interim Chief Executive Officer of HudBay. He has over 40 years of mining industry experience, most notably with Noranda Inc. (1964-1986) where he was Vice President and General Manager of Pamour Porcupine Mines Limited and with Falconbridge Limited (1986-2002) where he was Senior Vice-President of Canadian Mining Operations.

Since his retirement from Falconbridge, Mr. Holmes has served as a corporate director. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queens University and a MBA from the University of Western Ontario.

Public Company Directorships (Past 5 years):

Atlanta Gold Inc. (Vice Chairman) (2008 to present) Foraco International S.A. (2007 to present)

Nuinsco Resources Limited (2002 to present)

Wallbridge Mining Company Limited (Chairman) (2002

to present)

Inmet Mining Corporation (2004-2007)

John L. Knowles

Winnipeg, Manitoba, Canada

Age: 55

Independent: Yes

Director Since: March 2009

Common Shares Held(1): Nil

Deferred Share

Units Held: 11,261

Total Value of Common

Shares and DSUs(2): $127,024

Committee Membership:	Audit Committee Compensation Committee
Principal Occupation:	President and Chief Executive Officer, Wildcat Exploration Ltd.
Biographical Information:

Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, prior to which he was Executive Vice President and Chief Financial Officer of Aur Resources Inc. from 2005 to 2006. He was Vice President and Chief Financial of HBMS from 1996 to 2005 and, following its acquisition by HudBay, he was Vice President and Chief Financial Officer of HudBay until 2005.

Mr. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies. He is a director of private companies involved in international gold exploration, bio-pharmaceuticals and real estate development. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Public Company Directorships (Past 5 years):	Wildcat Exploration Ltd. (2007 to present)

Alan J. Lenczner

Toronto, Ontario, Canada

Age: 67

Independent: Yes

Director Since: March 2009

Common Shares Held(1): Nil

Deferred Share

Units Held: 8,711

Total Value of Common

Shares and DSUs(2): $98,260

Committee Membership:	Corporate Governance and Nominating Committee
Principal Occupation:	Partner, Lenczner Slaght Royce Smith Griffin LLP
Biographical Information:	Mr. Lenczner is a partner at Lenczner Slaght Royce Smith Griffin LLP.
Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969. He was appointed Queen’s Counsel in 1982.
Public Company Directorships (Past 5 years):	Leon’s Furniture Ltd. (1988 to present)

Kenneth G. Stowe Oakville, Ontario, Canada Age: 58 Independent: Yes Director Since: New nominee Common Shares Held(1): Nil Deferred Share Units Held: Nil Total Value of Common Shares and DSUs: Nil	Committee Membership:	N/A
	Principal Occupation:	President and Chief Executive Officer of Northgate Minerals Corporation
Biographical Information:

Mr. Stowe has been President of Northgate Minerals Corporation since 1999 and was appointed Chief

Executive Officer in 2001. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University. In 2006 he was the recipient of the Canadian Mineral Processor of the Year award.

	Public Company Directorships (Past 5 years):	Northgate Minerals Corporation (2001 to present) Centenario Copper Corporation (2005 to 2009)

G. Wesley Voorheis

Toronto, Ontario, Canada

Age: 56

Independent: Yes

Director Since: March 2009

Common Shares Held(1): Nil

Deferred Share

Units Held: 26,222

Total Value of Common

Shares and DSUs(2): $295,784

	Committee Membership:	Corporate Governance and Nominating Committee, Chair
	Principal Occupation:	Partner, Voorheis & Co. LLP
	Biographical Information:	Mr. Voorheis is Chairman of HudBay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which acts as a strategic advisor to institutional and other shareholders. He has also acted as an advisor to a number of private equity and hedge funds in Canada.
Prior to the establishment of Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner in a major Toronto law firm.
	Public Company Directorships (Past 5 years):	Coventree Inc. (2008 to present) easyhome Ltd. (April 2010 to present) Hollinger Inc. (2006-2008) Sun Times Media Group, Inc. (2007-2008)

(1)	The common shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee. The information about common shares over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.
(2)	Based on the $11.28 closing price of our common shares on the TSX on May 14, 2010.
(3)	Mr. Holmes is our current Executive Vice Chairman and Interim Chief Executive Officer, and during his tenure as Interim Chief Executive Officer Mr. Holmes is not considered to be independent. Pursuant to the categorical standards in our Corporate Governance Guidelines, Mr. Holmes will again be considered independent once a new Chief Executive Officer is hired and he relinquishes his role as Interim Chief Executive Officer.

Corporate Cease Trade Orders or Bankruptcies

Mr. Barraclough is a director of Coalcorp Mining Inc. (“Coalcorp”). On February 18, 2009, the OSC issued a temporary management cease trade order (“MCTO”) related to Coalcorp securities against the chief executive officer and chief financial officer of Coalcorp for so long as the interim financial statements, certifications and related management’s discussion and analysis for the quarter ended December 31, 2009 were not filed.

Coalcorp subsequently filed the outstanding materials. However, on October 19, 2009, the OSC issued a temporary MCTO against Coalcorp’s chief executive officer pending the filing of Coalcorp’s 2009 audited annual financial statements, management’s discussion and analysis and annual information form. The current MCTO remains outstanding pending the filing of Coalcorp’s 2009 annual information form and second quarter financial disclosure.

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). Mr. Holmes resigned from the board of directors of Campbell in November 2008. On January 28, 2009, Campbell once again obtained creditor protection under the CCAA. On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business. As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a MCTO relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. On August 1, 2007, Hollinger obtained an initial court order granting it creditor protection under the CCAA and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would resign as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008.

Hollinger has been the subject of several cease trade orders issued between 2004 and 2008, due to its failure to file financial statements on a timely basis. On August 5, 2008, the OSC issued a permanent cease trade order against Hollinger which remains in effect. Hollinger has stated that the cease trade order was issued as a result of its determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

3.	Appointment of Auditor

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte & Touche LLP, Chartered Accountants (“Deloitte”), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2009, Deloitte was paid $1,156,964 for audit services, $412,017 for audit-related services and $30,225 for tax-related services. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee. Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2009 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbayminerals.com and on SEDAR at www.sedar.com.

Our Board recommends that you vote FOR the appointment of Deloitte & Touche LLP as our auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Our corporate governance policies, procedures and practices are designed to ensure that our Board can fulfill its statutory mandate to supervise the management of our business and affairs with the highest standards of ethical conduct and in our best interests and the best interests of our shareholders.

In 2009, the Board refined our governance policies, procedures and practices to ensure that they promote the effective functioning of the Board and its Committees and the interests of shareholders, and to establish a common set of expectations as to how the Board, its Committees, individual directors and senior management should perform their functions. The Board believes that our corporate governance policies, procedures and practices, which are described below, are in compliance with applicable guidelines, rules and other legal requirements, are consistent with “best practices” and are appropriate in the current circumstances.

The Board recognizes that our corporate governance policies, procedures and practices cannot be static and that further refinements may be necessary as applicable legal and regulatory requirements and our circumstances evolve. The Board intends to continue to ensure that our systems and culture of corporate governance meet the legitimate expectations of shareholders, as well as applicable legal and regulatory requirements.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “A” to this Circular and can be viewed on our website at www.hudbayminerals.com. The Board has approved the disclosure of our governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee.

Board of Directors

The Role of the Board

In fulfilling its statutory mandate and discharging its duty of stewardship of our company, the Board assumes responsibility for, among other things:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•

reviewing the principal strategic, operational, reporting and compliance risks for the Company and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•

ensuring, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•	ensuring internal control and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

•

assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews, and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation Committee;

•	ensuring that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•

reviewing and, where appropriate approving, the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Board Composition

The Corporate Governance and Nominating Committee develops and recommends to the Board criteria for selecting new directors, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the Corporate Governance and Nominating Committee apply a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	their judgment, character, expertise, skills and knowledge that may be useful to the oversight of our business;

•	their diversity of viewpoints, backgrounds, experiences and other demographics;

•	their business and other relevant experience; and

•

the extent to which the interplay of their expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, collegial and responsive to our company’s needs.

These criteria are to be applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

Pursuant to our Corporate Governance Guidelines, directors who have reached 70 years of age will not be eligible for re-election to the Board unless a determination to the contrary is made by our Corporate Governance and Nominating Committee.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the CEO approve any other directorships held by our directors and officers. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than four other public companies.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to HudBay of each of the nominees for election by the shareholders and has determined that six of the seven directors nominated for election at the Meeting are independent (J. Bruce Barraclough, Alan R. Hibben, John L. Knowles, Alan J. Lenczner, Kenneth G. Stowe and G. Wesley Voorheis). W. Warren Holmes is our current Executive Vice Chairman and Interim Chief Executive Officer, and during his tenure as Interim Chief Executive Officer Mr. Holmes is not considered to be independent. Pursuant to the categorical standards in our Corporate Governance Guidelines, Mr. Holmes will again be considered independent once a new Chief Executive Officer is hired and he relinquishes his role as Interim Chief Executive Officer. The following table sets out the relationship of the nominees for election as directors to our company(1).

Name	Independent	Not Independent	Reason for Not Independent Status

J. Bruce Barraclough	✓

Alan R. Hibben	✓

W. Warren Holmes		✓	Executive Vice Chairman and Interim Chief Executive Officer

John L. Knowles	✓

Alan J. Lenczner	✓

Kenneth G. Stowe	✓

G. Wesley Voorheis	✓

(1)	Peter R. Jones and Brian D. Gordon, two of our current directors who have chosen not to stand for re-election at the Meeting, are considered not to be independent because each of them have served as officers of HudBay within the past three years.

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on another public company board), without the approval of our Corporate Governance and Nominating Committee. Currently, none of our directors sit together on the board of directors of any other public company.

For more information about the nominees for election at the Meeting, see above under “Election of Directors – Nominees for Election as Directors”.

Board Process

In addition to having the majority of the Board composed of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management, members of the Board having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and senior management by the Corporate Governance and Nominating Committee. In addition, the independent directors meet as a group in executive session (with no non-independent directors present) after every regularly scheduled meeting of the Board and otherwise as determined to be necessary. Following their appointment in March 2009, the independent directors met in executive session at each of the four regularly-scheduled Board meetings held during 2009, and at 7 of the Board’s 12 other meetings.

The position description of the Chairman, which has been approved by the Board, is available on our website at www.hudbayminerals.com. The Board believes that it is in a position to function independently of senior management.

The Board has approved a position description for the Chief Executive Officer that delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting HudBay.

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with our company and its business. New directors are provided with a comprehensive manual which includes descriptions of our organizational structure, operations, governance and compensation plans, and copies of our most recent core public disclosure documents. On an ongoing basis, senior management and the Board’s advisors provide periodic presentations to the Board to ensure that directors are aware of our business and operations and industry trends and practices. In 2009, the Board received periodic operational updates from our senior management and presentations on our key properties, including our Lalor and Fenix properties. In addition, the Board conducted a site visit to Flin Flon, where they toured our operations and met senior operational staff. The Board is to meet at least four times a year, and more frequently as circumstances require. All members of the Board are to strive to be at all meetings. The table below describes Board and Committee attendance in 2009.

Board and Committee Meetings and Attendance(1)

Directors	Board of Directors	Audit Committee	Compensation Committee(2)	Corporate Governance/ Nominating Committee	Environmental, Health and Safety Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance

J. Bruce Barraclough	16/16	8/8	2/2	4/4		30/30	100%

Brian D. Gordon	15/16				2/3	17/19	89%

Alan R. Hibben	15/16	8/8	12/12			35/36	97%

W. Warren Holmes	16/16		10/10		3/3	29/29	100%

Peter R. Jones	16/16				3/3	19/19	100%

John L. Knowles	15/16	8/8	2/2			25/26	96%

Alan J. Lenczner	11/16			4/4		15/20	75%

G. Wesley Voorheis	16/16		10/10	4/4		30/30	100%

(1)	Following their appointment to the Board on March 23, 2009.
(2)	Messrs. Holmes and Voorheis served on the Compensation Committee from March 23, 2009 to November 12, 2009. Messrs. Barraclough and Knowles were appointed to the Compensation Committee on November 12, 2009.

Board Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. Likewise, the members of each Committee along with the members of management most involved with each such Committee conduct a formal evaluation of the Committees with which they are involved. As part of such process, each director completes a detailed questionnaire which requires them to assess the performance of the Board or the applicable Committee. The questionnaires require input on the role, responsibilities and effectiveness of the Board/Committee, its membership, the conduct of meetings, the performance of the Chair, and any improvements that could be made to enhance its effectiveness. The questionnaire in respect of the Board also includes a self-evaluation and an anonymous peer evaluation. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee, who reports to the full Board.

Committees of the Board

The Board has established four standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below, and their charters may be viewed on our website at www.hudbayminerals.com. Each Committee reviews and assesses its mandate at least annually, has the authority to retain special legal, accounting or other advisors and (with the exception of the Environmental, Health and Safety Committee during the time Mr. Holmes serves as Interim Chief Executive Officer) is chaired by an “independent” director. The Board has approved position descriptions for the Chairs of each of these Committees, which are available on our website at www.hudbayminerals.com.

Composition of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. All of our directors who are currently members of Committees of the Board, other than the Environmental, Health and Safety Committee, are independent directors.

Audit Committee

Members - J. Bruce Barraclough (Chair), Alan R. Hibben and John L. Knowles.

The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of the financial statements of the Company;

•	the compliance by the Company with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the independent auditor;

•	the assessment, monitoring and management of the strategic, operational, reporting and compliance risks involved with the Company’s business; and

•	the performance of the Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Chief Financial Officer and other financial staff, other employees and the Board concerning accounting, auditing and risk management matters.

2009 Highlights	•	Approved a comprehensive upgrade of HudBay’s information systems through the implementation of an enterprise resource planning system, which is currently underway.

	•	Oversaw detailed review and evaluation by management and a third party consultant of HudBay’s key business risks and the controls in place to reduce risk exposure.

	•	Oversaw management’s International Financial Reporting Standards (IFRS) conversion project.

	•	Reviewed key management policies and practices, including pre-approval of non-audit services, whistleblower policy, hedging, and management controls over environmental and corporate social responsibility reporting.

All members of the Audit Committee are “financially literate” as contemplated by the rules of the Canadian Securities Administrators. When considering criteria for determinations of financial literacy, Audit Committee members must be able to read and understand a balance sheet, an income statement and cash flow statement of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by our financial statements.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purposes of preparing audit reports and performing other audit, review or attest services. The Audit Committee has the authority to approve significant non-audit relationships with the independent auditor and the terms of and fees for audit and non-audit engagements. The Audit Committee assesses the independence of the independent auditor and the independent auditor’s other relationships with HudBay and reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the independent auditor regarding financial reporting and internal controls.

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and should include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor’s independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for 12 months. The Chair of the Audit Committee has been delegated authority to pre-approve on behalf of the Audit Committee the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed $50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

The Audit Committee has unrestricted access to our personnel and documents and to the independent auditor. The Audit Committee has primary oversight responsibility for our financial reporting, risk management and internal controls. It meets to review and discuss the annual and quarterly financial statements and accompanying management’s discussion and analysis and recommend their approval to the Board. However, it is not the responsibility of the Audit Committee to determine that our financial statements are complete and accurate and in accordance with generally accepted accounting principles (“GAAP”), which is the responsibility of senior management, or to plan and conduct audits of the financial statements, which is the responsibility of the independent auditor.

The Audit Committee reviews significant accounting policies and principles and is updated regularly about current accounting issues and developments and has explained to it, among other things, the various alternatives available under GAAP (and the consequences of those alternatives) that could result in lower revenues or profits and higher asset write-offs and greater liabilities. The Audit Committee updates the Board of the foregoing as necessary. The Audit Committee reviews the competence of key partners and managers of the independent auditor.

The Audit Committee oversees an employee complaint procedure, pursuant to which our directors, officers and employees and those of our subsidiaries will be encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. Confidential complaint procedures have been established to facilitate the submission of complaints relating to any questionable accounting, internal accounting controls or auditing matters.

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. All meetings of the Audit Committee include a session at which only members of the Audit Committee are present.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to HudBay without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board. None of the members of the Audit Committee serves on the audit committee of more than three other public companies.

Information about the remuneration of the independent auditor for the last two years is contained in our company’s Annual Information Form (“AIF”) for the year ended December 31, 2009 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “C” to the AIF. Our AIF may be found on our website at www.hudbayminerals.com and on SEDAR at www.sedar.com.

Compensation Committee

Members: Alan R. Hibben (Chair), J. Bruce Barraclough and John L. Knowles.

The Compensation Committee assists the Board in discharging its responsibilities relating to: recruitment, development and retention of senior management; officer appointments, performance evaluations and compensation of senior management; senior management succession planning; compensation structure for the Board of Directors and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; pension and benefit plans; and share ownership guidelines.

2009 Highlights	•	Conducted comprehensive review of CEO, senior management and director compensation.

	•	Elimination of option grants and adoption of a new long-term incentive plan for officers and a deferred share unit plan for directors.

	•	Adoption of share ownership guidelines for directors and officers.

	•	Establishment of succession planning regime for senior management positions.

For a detailed discussion of the activities of the Compensation Committee in 2009, see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: G. Wesley Voorheis (Chair), J. Bruce Barraclough and Alan J. Lenczner.

In addition to making recommendations as to the size of the Board, standards for director independence, nominees for election as directors and the composition of Committees, the Corporate Governance and Nominating Committee is intended to enhance HudBay’s corporate governance process through the development and recommendation to the Board of appropriate corporate governance guidelines, administering the Code of Business Conduct and Ethics and Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance and their charters and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance and Nominating Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues.

2009 Highlights	•	Comprehensive review of HudBay’s corporate governance policies and practices.

	•	Adoption of new Board and Committee charters and position descriptions for the Chair of the Board and each Committee and the Chief Executive Officer.

	•	Adoption of new Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Timely Disclosure, Confidentiality and Insider Trading Policy.

	•	Oversaw and reported to the Board on Board and Committee performance evaluations.

The Board believes that our corporate governance policies, procedures and practices are in substantive compliance with applicable guidelines, rules and other legal requirements, are consistent with “best practices” and are appropriate for our company.

The Corporate Governance and Nominating Committee charter provides that the Corporate Governance and Nominating Committee is to meet at least twice a year, and more frequently as circumstances require. All meetings of the Corporate Governance and Nominating Committee are to include a session at which only members of the Corporate Governance and Nominating Committee are present.

Environmental Health and Safety Committee

Members: W. Warren Holmes (Chair), Brian D. Gordon and Peter R. Jones.

The purposes of the Environmental, Health and Safety (“EHS”) Committee are to assist the Board in discharging its responsibility relating to its oversight of our policies, programs and systems relating to environmental and health and safety issues and performance, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and best management practices. Messrs. Jones and Gordon are currently members of the EHS Committee and neither of these individuals are standing for re-election at the Meeting. The Board intends to appoint directors to the EHS Committee to fill the vacancies created by Messrs. Jones’ and Gordon’s departures promptly after the Meeting.

2009 Highlights	•	Received detailed reports from management on HudBay’s environmental, health and safety policies and practices, management systems, and key operational initiatives, including the copper smelter closure.

	•	Implementation of Positive Attitude Safety System (PASS) at Flin Flon operations.

	•	Reviewed (together with the Audit Committee) mine closure plans.

	•	Conducted site visit to Flin Flon operations and met with key operational staff.

The EHS Committee charter provides that the EHS Committee is to meet at least four times a year, and more frequently as circumstances require. All meetings of the EHS Committee are to include a session at which only members of the EHS Committee are present.

Code of Business Conduct and Ethics

HudBay has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and can be viewed on our website at www.hudbayminerals.com or on SEDAR at www.sedar.com. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Company assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains annually from each director and executive officer formal confirmation of compliance with the Code of Business Conduct and Ethics.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board. The Board did not grant any waivers of the Code of Business Conduct and Ethics in 2009.

Communicating to Shareholders

The Board is committed to an effective communications policy for the benefit of all stakeholders, including shareholders, suppliers, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information. Our Timely Disclosure, Confidentiality and Insider Trading Policy is available on our website at www.hudbayminerals.com.

These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, we hold regular conference calls after the release of quarterly and annual results and from time to time hold meetings or calls in association with the release of other material information. All such meetings and calls are open to be attended or heard by the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

Shareholders may communicate directly with non-management directors through the Chairman, by writing to: Chairman of the Board, HudBay Minerals Inc., Dundee Place, 1 Adelaide Street East, Suite 2501, Toronto, Ontario, Canada M5C 2V9.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Committee Report

Since taking office in March 2009, the Board has conducted a broad review of HudBay’s corporate governance. As part of this review, the Compensation Committee has reviewed the company’s executive and director compensation programs and implemented changes designed to increase the association between pay and performance and adopt other best practice compensation measures. The Compensation Committee met 12 times in 2009 and has met four times to date in 2010. We believe this reflects the significant efforts management and the Board have made to establish a compensation program consistent with the company’s best interests.

2009 Achievements Under New Board of Directors and Compensation Committee	•	Conducted comprehensive review of Chief Executive Officer, senior management and director compensation.
	•	Adopted clear, more objectively measurable performance objectives in respect of annual cash bonuses which relate primarily to matters under the executives’ control.
	•	Replaced option grants for executives with performance-conditioned share units.
•

Changed the long-term incentive program so that awards are based on a percentage of base salary aligned with industry benchmarks, rather than a fixed number of units where the value varies widely depending on share price.

	•	Adopted share ownership guidelines for directors and officers.
	•	Reduced overall compensation for directors and ended option grants to directors.
	•	Established a succession planning regime for senior management positions.

In 2009, the Board worked with management to identify key strategic and operational objectives intended to advance HudBay’s growth and development. These objectives are described in detail below under “Compensation Discussion and Analysis – Elements of Compensation – Annual Cash Bonus”. Acting on the Compensation Committee’s recommendations, the Board tied the amount of annual cash bonus for 2009 and long-term incentives awarded to the company’s executives in 2010 to achievement of these objectives, resulting in approximately 60% of our executives’ total direct compensation being linked to achievement of key performance objectives that help to drive shareholder value. In 2010, the Compensation Committee intends to continue to review and develop HudBay’s compensation programs and strategies with a view to encouraging executives and employees across the organization to strive to achieve key strategic and operational objectives and to further the best interests of the company, its shareholders and its other stakeholders.

The Chair of the Compensation Committee, Alan R. Hibben, will be available to answer questions at the Meeting. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that such information be included in this Circular.

Compensation Committee

Alan R. Hibben (Chair)

J. Bruce Barraclough

John L. Knowles

Compensation Discussion and Analysis

Introduction

The Board’s Compensation Committee is responsible for overseeing compensation for our executive officers and making recommendations in respect thereof to the Board, consistent with our compensation philosophy and compensation and corporate governance best practices. The Compensation Committee executes its mandate in consultation with independent compensation consultants and management. The Board, however, makes the ultimate decisions with respect to executive compensation upon consideration of the Compensation Committee’s recommendations.

The current Board took office on March 23, 2009, following a proxy contest which led to the resignations of all of the previous directors (the “Previous Board”). The Compensation Committee established shortly thereafter initiated a review of our director and executive compensation programs as part of the Board’s broad review of our governance practices and policies. As a result of the Compensation Committee’s review and recommendations, in 2009 the Board implemented changes to the compensation practices for directors and executive officers which we believe are consistent with governance best practices and better align Board and management interests with the long-term interests of shareholders. These changes are described below and will continue to be developed and implemented in 2010.

In addition to the change of the Board associated with the proxy contest, in 2009 there were significant changes in our senior management. In connection with the proxy contest, Allen J. Palmiere resigned as CEO on March 9, 2009 and was replaced by Colin K. Benner as interim CEO. Mr. Benner resigned on March 23, 2009 and was replaced by Peter R. Jones, one of our current directors. On November 12, 2009 we announced that Mr. Jones would be retiring, effective December 31, 2009, and our President and Chief Operating Officer, Michael D. Winship, was resigning, effective immediately. We also announced on that date that W. Warren Holmes had been appointed Executive Vice Chairman and, commencing January 1, 2010, Mr. Holmes would serve as interim CEO pending the appointment of a new Chief Executive Officer by the Board. In accordance with applicable securities laws, each of these individuals is among our “Named Executive Officers”, or “NEOs” in respect of whom 2009 compensation is disclosed below. See “Summary Compensation Table”.

Overview of Compensation Philosophy

Our executive compensation philosophy is to provide competitive compensation to attract and retain talented high-achievers, and incent them to achieve our strategic and operational objectives within a framework that is consistent with the best interests of our company and compensation and corporate governance best practices. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to achievements, both individual and corporate. This, along with the share ownership guidelines implemented by the Compensation Committee, helps to align management’s and the Board’s interests with long-term shareholder interests.

Consistent with this philosophy, the primary objectives of our executive compensation program are to:

•	attract and retain talented, high-achieving executives who are dedicated to the success of our company and the creation and protection of long-term shareholder value;

•

motivate our management team to continually meet and exceed operating targets without sacrificing our long-term growth or our commitment to our employees’ health and safety and the environment, while advancing our strategic objectives of growth through optimization of our current operations, exploration and development, and strategic acquisitions; and

•

align the interests of management and shareholders by emphasizing “at-risk” compensation tied to our share price, and performance-based compensation which recognizes corporate and individual performance that helps to create long-term shareholder value.

Compensation Committee Mandate

The current members of the Compensation Committee are Alan R. Hibben (Chair), J. Bruce Barraclough and John L. Knowles. Each member of the Compensation Committee is independent within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices. Mr. Barraclough and Mr. Knowles were appointed to the Compensation Committee on November 12, 2009, replacing W. Warren Holmes and G. Wesley Voorheis when Mr. Holmes stepped down following his appointment as Executive Vice Chairman and Mr. Voorheis stepped down to concentrate on his other roles on the Board and its committees. Messrs. Hibben, Holmes and Voorheis were appointed to the Compensation Committee when it was constituted by the current Board after the Board transition in March 2009 (the “Board Transition”). All of the individuals who served on the Compensation Committee in 2009 have helpful and diverse experience which enables the Committee to achieve its objectives. Each of Messrs. Hibben, Barraclough and Holmes have compensation committee experience at other public companies. Mr. Voorheis has broad public company experience, including as a director, chief executive officer and an advisor and Mr. Knowles, our former Chief Financial Officer, brings a detailed knowledge of our company and its operations.

As part of the Board’s review of our corporate governance practices and policies, the Board adopted new charters for all of its committees, including the Compensation Committee.

The responsibilities of the Compensation Committee, as set forth in its charter, include the following:

•

reviewing with the CEO our long-term goals and objectives which are relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and determining and recommending to the independent directors for approval, the CEO’s compensation;

•

reviewing and making recommendations to the Board with respect to the compensation of the members of senior management other than the CEO, including incentive-compensation plans, equity-based plans, the terms of any employment agreements, severance and change of control arrangements and any special or supplemental benefits;

•	reviewing and making recommendations to the Board with respect to the compensation of directors, the Chairman and those acting as committee chairs;

•	fixing and determining awards to employees of equity-based compensation pursuant to our equity-based plans;

•

periodically reviewing with the Board succession plans relating to the positions of the CEO and other senior officers and making recommendations to the Board with respect to the selection of individuals to occupy these positions; and

•

regularly reviewing the efficacy of incentive compensation programs and equity-based compensation programs for directors, officers and employees, including share ownership guidelines and making recommendations to the Board regarding the role and design of such programs.

The Compensation Committee’s charter requires it to meet at least twice annually and to meet in camera at each meeting without members of management present. To assist in carrying out its duties, the Compensation Committee has authority to retain and receive advice from special legal and other advisors as it determines necessary, including the use of compensation consultants to assist in the evaluation of CEO, senior management and director compensation. Decisions respecting compensation for officers and directors are, however, the responsibility of the Compensation Committee and the Board, and may reflect factors and considerations other than the information and recommendations provided by their compensation consultant and other advisors.

Role of Management

Members of senior management assist the Compensation Committee in executing its duties by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, achieved performance relative to corporate and individual objectives, and recent compensation trends and regulatory initiatives. Management also makes recommendations with respect to equity-based grants and bonus awards for eligible employees below the executive level.

The Compensation Committee will also rely on the CEO to assist in its review of the performance of the other executives, which performance affects both short-term and long-term incentive awards. Given the close working relationship of the CEO and other executives, the Compensation Committee believes the CEO’s assessment of the performance and contribution of the other executives is valuable. While the CEO may be invited to attend Compensation Committee meetings, he will not be present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his compensation.

Role of Compensation Consultant

Shortly after its appointment in March 2009, after a competitive process, the Compensation Committee engaged Hugessen Consulting (“Hugessen”), an independent compensation consultant, to provide data, advice and analysis respecting our executive compensation practices, as well as commentary on executive compensation trends and best practices. In 2009, Hugessen provided the Compensation Committee advice and analysis relating to levels of compensation of our executives, short-term incentive plan metrics, long-term incentive plan vehicles and performance conditions, share ownership guidelines and CEO compensation. Hugessen received $199,926 for the services it provided to us in 2009. While it may do so in the future subject to the pre-approval of the Compensation Committee, Hugessen did not perform any services for management in 2009 separate from its role as consultant to the Compensation Committee.

Benchmarking

As part of its review of our executive compensation programs and policies in 2009, the Compensation Committee reviewed the compensation of our executive officers against the compensation of a peer group of similarly situated companies. Hugessen identified a comparator group (the “Comparator Group”) consisting of the following Canadian mining companies, most of whom are focused on base metals, and all of whose revenues or assets (or both) were between one-half to two times that of ours (i.e., revenues between $500 million and $2 billion and assets between $950 million and $3.8 billion):

Centerra Gold Inc.	First Quantum Minerals Ltd.	FNX Mining Company Inc.
Inmet Mining Corp.	Lundin Mining Corp.	Northgate Exploration Ltd.
Quadra Mining Ltd.	Thomson Creek Metals Company Inc.	Western Coal Corp.

The review of compensation of the Comparator Group was conducted by the Compensation Committee to identify a competitive range of compensation when negotiating Mr. Jones’ employment agreement and to assist it in determining whether the various elements of the other NEOs’ compensation, and their aggregate compensation, which were set by the Previous Board, were at appropriate levels.

Elements of Executive Compensation

Compensation of our NEOs includes the following components:

•	base salary;

•	annual cash bonus;

•	long-term incentives;

•	retirement benefits; and

•	other executive benefits and perquisites which do not amount to a material portion of overall compensation.

We believe these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide stable income, link the majority of our executives’ compensation to corporate and individual performance (which induces and rewards behaviour that creates long-term value for shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term equity-based incentives.

As discussed further below under “Long-Term Incentives”, in 2010 we ceased the practice of granting stock options to our executives and replaced such grants with grants of performance-conditioned share units. Further, we also ceased the practice of granting a fixed number of units, as this caused the grant date value of awards to vary widely from year to year depending on our share price. This also made it impossible to have a mix of compensation which was consistent from year to year. In 2010, the mix of total direct compensation payable to our NEOs is as follows:

Base Salary	Short-Term Incentives (Annual Cash Bonus)(1)	Long-Term Incentives (Performance Share Units)(1)
40%	29%	31%

(1)	Assuming attainment of corporate and personal objectives at target.

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low metal prices and other factors beyond our control, our financial performance does not generate a significant amount of performance-based income. At the same time, having a base salary that is a relatively low portion of overall compensation reflects the emphasis on linking executive compensation to our performance and alignment with the best interests of our company. Base salaries of our executives are initially set forth in each NEO’s employment agreement. While modest increases may be made to recognize individual performance following the annual review process, we typically provide comparable fixed compensation to similarly-situated executives within the company. Base salaries are also determined with reference to industry benchmarking and our performance in comparison to the Comparator Group. The Compensation Committee may consider recommending increases to base salaries of the NEOs if our performance is superior to that of the Comparator Group.

Non-CEO Named Executive Officers

The 2009 base salaries of the NEOs in office at the start of the year were determined by the Compensation Committee of the Previous Board (the “Previous Compensation Committee”). The base salaries of Tom A. Goodman and Alan T.C. Hair in connection with their October 1, 2008 promotions to Senior Vice President were set by the Previous Board at $370,000 per annum, with the intention that such salaries would apply throughout 2009. In recommending these salaries, the Previous Compensation Committee considered market data based on a comparator group compiled by its compensation consultant, Mercer (Canada) Limited, and the additional responsibilities being undertaken by Messrs. Goodman and Hair associated with such promotions. In late February 2009, David S. Bryson and H. Maura Lendon also received promotions to Senior Vice President in recognition of each executive undertaking a broadened scope of responsibility. However, due to the global recession and uncertain economic circumstances in the mining industry, Ms. Lendon’s base salary was increased from $315,000 to $330,000 and Mr. Bryson’s base salary was maintained at $330,000. The Previous Compensation Committee had planned to review Ms. Lendon’s and Mr. Bryson’s base salaries in mid-2009 to determine whether changing economic prospects might support salary increases consistent with the other Senior Vice Presidents, but this review was not completed due to the Previous Compensation Committee’s resignation following the Board Transition.

After taking office in March 2009, the Compensation Committee reviewed the base salaries of the non-CEO NEOs against the base salaries paid to executives at the members of the Comparator Group and found their base salaries to be within an acceptable range.

For a discussion of base salaries and other compensation at the CEO level, see “CEO Compensation”.

The 2009 base salaries of the NEOs in office as at January 1, 2010 are shown in the table below:

Name	Title	2009 Base Salary
W. Warren Holmes	Executive Vice Chairman and Interim Chief Executive Officer	$58,333 (per month)(1)
David S. Bryson	Senior Vice President and Chief Financial Officer	$330,000
Tom A. Goodman	Senior Vice President, Operations	$370,000
Alan T. C. Hair	Senior Vice President, Development	$370,000
H. Maura Lendon	Senior Vice President, General Counsel and Corporate Secretary	$330,000

(1)	Following his appointment as Executive Vice Chairman on November 12, 2009. Prior to that time, Mr. Holmes earned only fees payable from his role as a non-management director.

Annual Cash Bonus

The annual cash bonus is a variable component of executive compensation based upon corporate and individual performance. This form of short-term incentive motivates executive performance, ensures that personal compensation is aligned with Company performance and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

As part of its review of our executive compensation program, the Compensation Committee examined the short-term incentive program. Based upon the benchmarking described above under “Benchmarking”, the Compensation Committee determined that the non-CEO NEOs’ target bonus rate that was applied in the previous year, being 75% of their base salaries, was appropriate and consistent with our compensation philosophy. The target bonus establishes the amount of annual cash bonus to which an NEO would be entitled assuming attainment of corporate and individual objectives at the target level established for the NEO by the Compensation Committee in consultation with the CEO and senior management. For performance that does not meet the target objectives, an amount below the target bonus amount will be paid. Similarly, for achievement of results in excess of the target objectives, a bonus amount in excess of the target will be awarded. The Committee may also lower bonus amounts, notwithstanding attainment of objectives, where our financial performance and value realized by shareholders is inconsistent with a higher bonus award.

Our company’s normal practice is for the Compensation Committee to work with management to establish and communicate to the NEOs corporate and personal objectives early in the year so they can be used to guide and motivate the performance of the NEOs during the course of the year. However, due to the Board Transition, the Compensation Committee’s evaluation of the NEOs’ performance for 2009 was based upon objectives established in consultation between the Compensation Committee and Mr. Jones as CEO and approved by the Board subsequent to their assumption of office. Such objectives nonetheless included key metrics for performance throughout the year.

In 2009, the Board worked with management to identify key strategic and operational objectives intended to advance HudBay’s growth and development. These objectives encompassed the following: (i) achievement of internal operational and cost performance targets (determined during our 2009 budgeting process at the end of 2008); (ii) improvements in health, safety and environmental performance and social license considerations; (iii) corporate financial performance; (iv) improvements in key corporate systems; and (v) performance in implementing strategic objectives. Having a broad number of performance objectives tied to their incentive compensation encourages management to achieve optimal results in all matters that are important to the performance of the Company, which may not be the case if only a small number of performance objectives were used.

When considering performance objectives for the 2009 short-term incentive award, the Compensation Committee endeavoured, where possible, to rely upon metrics that were capable of objective determination and to focus on matters that were under management’s control. However, the Compensation Committee recognizes that to adequately assess personal and Company performance and incent desired management behaviour to achieve results, it is also necessary to include subjectively assessed metrics.

The corporate performance objectives used to guide the NEOs and establish their 2009 short-term incentive entitlements are set forth in the tables below. In order to align management in attainment of results, these objectives were weighted equally for all senior executives and comprised 80% of each NEO’s performance evaluation. The remaining 20% was based upon objectives reflecting the direct responsibility of the particular NEO, and are described in connection with each NEO below. In scoring attainment of objectives, we use a base threshold below which results would earn a zero score, results at threshold earn a 50% score, results at target earn a 100% score and results at or above a further maximum earn a 150% score. For subjective measures, results below the threshold earn a zero score, adequate results earn a 50% score, results that meet expectations earn a 100% score, results that exceed expectations earn a 125% score and results that greatly exceed expectations earn a 150% score.

The aggregate score resulting from the corporate performance measures, which compose 80% of each NEO’s overall short-term incentive entitlement, was 85.6 out of 80.

Safety, Environment, Health and Social License (10%)

Safety

Measure	Target
LTA Frequency	10% under 2008 Actual
Severity Frequency	10% under 2008 Actual

Environment

Measure	Target
Reportable environmental incidents (loss of ISO certification results in a zero score on this measure)	No level 2 incidents

Health and Social License

Subjective health and social license measures include:

•	Improve government/community relations in Guatemala,

•	Address Flin Flon environmental issues and social license, and

•	Manage Flin Flon smelter and refinery closure.

In aggregate, the measures taken regarding safety, environment and social licence scored 12.5 out of 10.

Operational and Cost Performance (20%)

Operations

Measure	Target
Cu production as Cu Concentrate	100% of Budget
Zn production as Zn Concentrate	100% of Budget
Cu anode cast, including domestic and purchased concentrate	100% of Budget
Zn metal cast, including domestic and purchased concentrate	100% of Budget
Replace Flin Flon ore reserves and resources	100% of 2008 mined

Costs

Measure	Target
Unit operating cost - all mines and mills ($/tonne ore)	100% of Budget
Unit operating cost - metallurgical plants ($/lb)	100% of Budget
Flin Flon overheads ($)	100% of Budget
Execution of capital and exploration plan	Subjective
Non-Flin Flon overheads ($)	100% of Budget

In aggregate, the measures taken regarding operational and cost performance scored 20.1 out of 20.

Corporate Financial Performance (25%)

Measure	Target
Net Earnings	$50 Million
Share price performance relative to peer group index	same performance
Grow net asset value per share	8% accretion

In aggregate, the measures taken regarding corporate financial performance scored 31 out of 25.

Corporate Leadership – Improvements (15%)

Personnel

Measure	Target
Install short and long term incentive program	Before end of 2009
Install succession plan for senior management	Before end of 2009

Systems

Measure	Target
Start implementation of Enterprise Resource Planning project	Before end of 2009
Advance IFRS conversion project	Good progress in 2009
Install enterprise risk management system	Progress by end of 2009
Install cost management program to address weak metal prices	Before end of 2009

In aggregate, the measures taken regarding improvements with respect to corporate leadership scored 15.7 out of 15.

Corporate Leadership - Company Strategic (10%)

General

Measure	Target
Strategic Plan	Develop and Action
Update Fenix Feasibility	Start before end of 2009

Flin Flon and Area

Measure	Target
Plan smelter/ refinery closure	Complete in 2009
Indentify home for Flin Flon copper concentrate	Arrange before end of 2009
Fill the Flin Flon zinc plant and concentrator with domestic concentrate	Arrange before end of 2009
Lalor prefeasibility study	Complete in 2009
Start physical access to Lalor	Before end of 2009

Other Strategic

Measure	Target
Implement strategic objectives	Before end of 2009

In aggregate, the measures taken regarding corporate leadership and corporate strategy scored 5.3 out of 10.

Mr. Bryson’s personal objectives were based on the matters in the table above under “Corporate Financial Performance”, along with implementation of the enterprise resource planning project, advancing the IFRS implementation, implementing a new enterprise risk management system, enhancing investor and shareholder relations and enhancing financial value. He received an overall score of 23.7 out of 20.

Mr. Goodman’s personal objectives were based on advancing the Lalor project, preparing the smelter for closure, community and government relations and managing operations, production costs and environmental, health and safety matters. He received an overall score of 19.5 out of 20.

Mr. Hair’s personal objectives were based on environmental health and safety oversight, regulation and government consultation, metallurgical operations, smelter closure logistics, development stage projects and business development. He received an overall score of 19.5 out of 20.

Ms. Lendon’s personal objectives were based on implementing compensation plans and succession plans, the corporate secretarial function, implementing corporate and pension governance reforms, corporate human resources, environmental, health and safety, social license and overall financial performance. She received an overall score of 25.8 out of 20.

The following table shows the target bonus available to each of the NEOs as at January 1, 2010 as well as the amount awarded for 2009.

Name	Target Bonus (% of Base Salary)	100% of Bonus at Target	% of Target Bonus Awarded for 2009	Amount of Bonus Awarded for 2009
W. Warren Holmes(1)	N/A	N/A	—	—
David S. Bryson	75%	$247,500	108.3%	$268,043
Tom A. Goodman	75%	$277,500	104.1%	$288,878
Alan T.C. Hair	75%	$277,500	104.1%	$288,878
H. Maura Lendon	75%	$247,500	110.4%	$273,240

(1)	Mr. Holmes’ terms of employment as interim CEO do not provide for payment of an annual cash bonus due to the temporary nature of his position.

Long-Term Incentives

Purpose of Long-Term Incentives

The Compensation Committee believes that long-term equity-based compensation should form a significant amount of our NEOs’ overall compensation in order to provide a strong correlation between compensation and our share price, thereby aligning the interests of the executives and shareholders. Further, attaching time-based vesting conditions encourages retention of key executives, who are required to surrender unvested awards if they resign from the Company.

Review of our Long-Term Incentive Practices

Prior to the Board Transition, our practice was to make an annual stock option grant to executives and other eligible employees in the first quarter of each year. In view of corporate events prior to the Board Transition, the Previous Compensation Committee determined it was inappropriate to make such grants in the first quarter of 2009 due to continuing trading blackouts and the uncharacteristic volatility and uncertainty that was reflected in our share price at the time.

Upon assuming office, the current Board felt it was imperative to undertake an evaluation of our Long-Term Incentive Plan (the “LTIP”), before committing to an annual long-term incentive grant for 2009. The Compensation Committee in consultation with Hugessen, reviewed and considered different long-term incentive program features, including the use of time-vested stock options versus share units, performance conditions, and appropriate levels of LTIP compensation for the executives, both in proportion to their overall compensation and relative to the Comparator Group. This review was conducted in the context of the overall review of our compensation practices and the Board’s desire to adopt best-practice corporate governance.

Hugessen’s review of the Comparator Group indicated that time-vested stock options were the most common type of long-term incentive, though two members of the Comparator Group made their long-term incentive grants entirely or in part through performance-conditioned share units. A share unit is a notional unit which, depending on the terms of the share unit plan, is redeemable for either a company share or a cash amount equal to the value of a company share at a future date, and may be made subject to vesting and performance criteria. Broader trends in executive compensation practices in Canada were also observed, indicating that stock options were declining in popularity in recent years in favour of grants of share units. The Compensation Committee considered the advantages posed by share units, noting the following:

•

options that are not “in the money” have reduced effect as a retention tool (as holders will likely attribute no value to them) and as a motivator (in situations where the exercise price of the options is significantly less than the share price and even relatively significant gains in the share price may not result in options being “in the money”);

•

share units, which track the value of a common share, will have future value even as share prices fluctuate, and therefore continue to serve as a retention and motivational tool even if there is a decline in the share price;

•	share units are less dilutive of our outstanding equity (and non-dilutive if share units are redeemed for cash); and

•

compared to options, share units reduce the impact on compensation of fluctuating metals prices, which can significantly affect the share price without regard to the holder’s or our company’s performance.

Taking into account these factors, the Board, on the recommendation of the Compensation Committee, determined it was appropriate to replace grants of stock options with grants of share units as the type of long-term incentive to be awarded to our executives and other eligible employees. The share units may be granted pursuant to our Long-Term Equity Plan, which was adopted and approved by our shareholders in 2008, and which permits vesting and other conditions to be established by the Board. The Compensation Committee also considered our practice of making equity-based grants based on a fixed number of units, which varied by position held within our company. They noted that this practice resulted in significant variances in total compensation from year to year, based on the grant date value of the awards (calculated using a Black-Scholes model). Accordingly, on the recommendation of the Compensation Committee, the Board determined that long-term incentive grants would be based on the value of the grant as a percentage of the recipient’s base salary, with the appropriate percentage to be based on industry benchmarking for similar positions. After considering the benchmarking information provided by Hugessen, the Compensation Committee and the Board determined that grants at the Senior Vice President, President and CEO levels should be targeted at 80% of base salaries.

Along with considering the type of long-term incentives to be granted and the value of the grants, the Compensation Committee considered the adoption of performance conditions associated with the LTIP. The Committee noted that adding performance conditions to the LTIP met the goal of increasing the association between our performance and the compensation of our executives. Further, the Compensation Committee acknowledged the Board’s commitment during the proxy contest to having any new stock option plan include performance-based thresholds consistent with those of Canadian mining issuers of a similar size. Although the Compensation Committee found that only a few companies apply performance conditions to LTIP awards, it was determined that using performance conditions was consistent with our compensation philosophy, reflected governance ‘best practices’ and would not adversely impact our ability to attract and retain high-performing executives.

In consultation with Hugessen, the Compensation Committee considered a number of alternatives for incorporating performance conditions to LTIP awards, including share price performance versus that of a peer group of companies. However, the Compensation Committee did not feel that it was appropriate to place significant emphasis on share price performance versus a peer group because it was difficult to identify a peer group that was sufficiently similar to us, having regard to the weighting and mix of metals, locations of operations and our financial position. Ultimately, the Compensation Committee and the Board determined that applying the executive’s annual performance scores used to calculate their annual bonus entitlement to adjust annual LTIP grants would provide transparent and administratively manageable performance conditions. The Compensation Committee determined that in implementing the new LTIP, senior executives would be subject to performance conditions commencing with their 2010 LTIP grants, while performance conditions would be attached to the 2011 LTIP grants for other eligible employees in order to enable appropriate implementation and communication of the new program.

2009 Long-Term Incentive Grant

Following the Compensation Committee’s review and evaluation of our LTIP and adoption of a new LTIP by the Board based upon the foregoing principles, the Board considered the 2009 annual grant which, in the ordinary course, would have been made in March 2009. However, because of regularly scheduled quarterly trading blackouts and ongoing corporate activity relating to strategic initiatives, it was uncertain when we would emerge from an extended trading blackout and therefore it was unclear when the 2009 LTIP grant could be made. The Compensation Committee determined it was appropriate to consider alternatives to an equity-based grant to address the reasonable expectations of employees who had maintained stability in our operations through periods of uncertainty, and who, in the ordinary course, would have received LTIP grants in the first quarter of 2009. The Compensation Committee considered alternative forms of incentive compensation which were not equity-based but which nonetheless provided long-term retention effect. Following such consideration, the Compensation Committee recommended to the Board that, for 2009 only, it satisfy the spirit and intent of our LTIP by awarding cash-based retention bonuses in amounts equivalent to the grant date value of the intended equity-based grants, which would vest in one-third increments, with the first third being vested at the time of the grant and one-third vesting on each of the first and second anniversaries of the grant date provided the employee remains employed by us. The portions vesting on the second and third anniversaries of the grant date will include increases of 5% per annum, compounded annually, to reflect the time value of such amounts during the vesting period.

The following table describes the amount of cash retention bonus granted to the individuals who were executive officers at the time of the grant.

Name	Amount(1)
Peter R. Jones	None	(2)
Michael D. Winship	$400,000
David S. Bryson	$264,000
Tom A. Goodman	$296,000
Alan T.C. Hair	$296,000
H. Maura Lendon	$264,000

(1)	This amount vests in equal increments, with one-third being vested at the time of grant, and one-third vesting on each of the first and second anniversaries of the grant date provided the employee remains employed by us, subject to a 5% per annum increase, compounded annually. The amount unvested at the time of Mr. Winship’s departure on November 12, 2010 accelerated and became immediately payable at the time of his departure. See “Payments on Termination”.
(2)	Mr. Jones did not receive the cash retention bonus because he had a separate long-term incentive entitlement in his employment agreement. However, due to the continuing trading blackout in our shares, Mr. Jones did not receive a long-term incentive grant prior to his departure. See “Payments on Termination”.

Retirement Benefits

Each of our NEOs as of January 1, 2010, other than Mr. Holmes as interim CEO, participates in our defined benefit pension plan (the “Pension Plan”). The Pension Plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member’s credited service. Members in the Pension Plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits are fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $15,980 for 2009.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guarantee period of five years. For purposes of the Pension Plan, earnings consist of an employee’s basic compensation received in the plan year from our company as reported for income tax purposes exclusive of: (i) payments for overtime, (ii) bonuses and directors’ fees, (iii) allowances and benefits that are taxable as set out in the Income Tax Act (Canada) and (iv) all payments in excess of those amounts required under the provisions of the Canada Labour Code made as a consequence of termination of employment. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan.

The NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual cash bonus plan in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual cash bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

As part of its review of our executive compensation programs, the Compensation Committee conducted a high-level review of our pension plans and was advised by management and our pension advisor, Mercer, on the structure and governance of the plans, and the level of benefit provided to participants. The Compensation Committee also received benchmarking information from Hugessen when it was considering Mr. Jones’ compensation. The Compensation Committee will continue to provide oversight and guidance with respect to our pension plans in 2010.

Perquisites and Other Benefits

We do not believe that perquisites and other benefits should represent a significant portion of the overall compensation of our NEOs. The perquisites provided to the NEOs in 2009 included fitness memberships, life and accident insurance premiums and, for certain executives, parking allowances (in Toronto, Ontario) and housing subsidies (in Flin Flon, Manitoba).

CEO Compensation

The terms of Mr. Jones’ compensation as CEO were determined through negotiation between himself and the Compensation Committee, which was guided by advice and benchmarking information provided by Hugessen, and set forth in his employment agreement.

Mr. Jones’ annualized base salary was set at $700,000, which, while above the median CEO salary in the Comparator Group, was the same amount as Mr. Palmiere’s base salary during his tenure as CEO and was consistent with Mr. Jones’ 2007 base salary of $648,000 when he was CEO at the time. His target bonus under the short-term incentive program was set at 100%, which Hugessen’s benchmarking indicated was at the mid-point of target bonuses among CEO’s in the Comparator Group.

Under his employment agreement, Mr. Jones was entitled to receive annual equity-based grants under the LTIP. While he received the normal benefits and perquisites available to our executives, Mr. Jones was not entitled to any pension or other retirement benefits under his employment agreement because he was already considered a retiree under our defined benefit pension plan due to his prior service. The Compensation Committee reviewed with Hugessen the value of the accrual that otherwise would have occurred under our defined benefit pension plan and recommended to the Board that it increase the LTIP grant to which he would otherwise have been entitled to in order to compensate him for the loss of value caused by the lack of further accrual under the plan.

Mr. Jones’ employment agreement also entitled him to a special one-time equity incentive grant with a grant date value of $1,370,000. However, because of an ongoing trading blackout during 2009, the Board was unable to make the special equity grant or the regularly scheduled LTIP grant to Mr. Jones prior to his departure. See “Payments on Termination”.

Mr. Holmes as Executive Vice Chairman and interim CEO and Mr. Benner as interim CEO each received a base salary of $58,333 per month, which on an annualized basis is equal to $700,000 per year. This is the same amount as was paid in base salary to the CEOs they replaced. Mr. Holmes also received grants of deferred share units (“DSUs”) worth $102,500 per month following his appointment as Executive Vice Chairman. The DSUs payable to Mr. Holmes were in lieu of any entitlement to an annual cash bonus and participation in the LTIP and were intended to provide him with a level of compensation comparable to that of Mr. Jones as CEO.

Due to the temporary nature of their positions, Mr. Holmes is not and Mr. Benner was not entitled to any payments following termination of service as interim CEO. Like Mr. Benner, Mr. Holmes is not entitled to pension or other benefits.

Share Ownership Guidelines

Consistent with commitments made during the proxy contest, the Board approved the establishment of share ownership guidelines for executives at the level of Senior Vice President and above. Pursuant to the share ownership guidelines, the CEO is required to hold shares or share units worth at least two times his base salary, the President and Chief Operating Officer is required to hold shares or share units worth at least 1.5 times his base salary and the Senior Vice Presidents are required to hold shares or share units worth at least the amount of their base salaries. Options held by the executives will not be counted towards the required shareholdings. Officers subject to the guidelines have four years in which to attain the required shareholdings, and as their base salary increases, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. For the purpose of determining the amount of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. In the event an executive does not meet the requirement, he or she will not be allowed to sell shares until the requirement is met.

In addition to the requirements imposed by the share ownership guidelines, Company insiders (including all of the NEOs) are subject to restrictions on their ability to trade in our securities by our Timely Disclosure, Confidentiality and Insider Trading Policy, including a prohibition on trading during our blackout periods and a requirement to obtain the approval of two members of our Disclosure Committee before making any trades or exercising options.

Our executives’ progress in meeting our share ownership guidelines as of the date of this Circular is shown in the following table:

Name(1)	Ownership Requirement	Value of Equity Required	Total Equity Ownership(2)
David S. Bryson	Equal to base salary	$330,000	$441,596
Tom A. Goodman	Equal to base salary	$370,000	$318,962
Alan T.C. Hair	Equal to base salary	$370,000	$308,196
H. Maura Lendon	Equal to base salary	$330,000	$382,565

(1)	The share ownership guidelines for executive officers are not applicable to Mr. Holmes as interim CEO; however, he remains subject to the share ownership guidelines applicable to directors. See “Director Compensation”.
(2)	Includes the grant date value of share units held and the acquisition value of common shares held.

Employment Agreements

Each of the NEOs as at January 1, 2010 is party to an employment agreement with our company. For the NEOs other than Mr. Holmes, such employment agreements establish their base salary and right to participate in our bonus, long-term incentive and pension plans and provides for payments and benefits on their involuntary termination without cause. The employment agreements for each of Messrs. Bryson, Goodman and Hair and Ms. Lendon provide for the following payments and benefits following their involuntary termination without just cause:

•	a lump sum payment of an amount equal to 24 months’ base salary;

•

a further lump sum payment of an amount equal to two times the average incentive bonus earned over the two fiscal years immediately preceding the termination date (in the absence of the relevant bonus history, 50% of base salary will be used for the purposes of the bonus allocation);

•

the executive will be entitled to continue to participate in the employee pension and benefit plans for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements in respect of the executive during a 24 month period, as determined by us; and

•	the executive’s stock options and share units will continue to vest in the ordinary course and be exercisable in accordance with the terms of the applicable equity plan.

Each of Messrs. Bryson, Goodman and Hair and Ms. Lendon are required by their respective employment agreements to not solicit officers, employees or agents of our company for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information.

Mr. Holmes’ terms of engagement as Executive Vice Chairman and interim CEO are set out in a letter agreement which sets his compensation (described above) and provides that he is not entitled to any payments on the termination of his employment, other than base salary and deferred share unit grants accrued to the time of his termination. For amounts payable to the NEOs on the termination of their employment, see “Payments on Termination”.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for Cdn$100 invested in Common Shares on December 31, 2004 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for our five most recently completed financial years(1).

(in Cdn.$)	2004	2005	2006	2007	2008	2009

HudBay Minerals Inc. (TSX)	100.00	251.71	933.33	833.33	130.77	579.91
S&P/TSX Composite Index	100.00	124.13	145.55	159.86	107.10	144.65
S&P/TSX Diversified Metals and Mining Index	100.00	147.20	249.94	299.93	95.99	402.23

(1)	The peer group comparative index used above is the S&P/TSX Capped Diversified Metals & Mining Index. This index has the same 13 constituent companies as the S&P TSX Diversified Metals and Mining Index which was used in our management information circular dated May 15, 2009, but the capped index limits the maximum weighting of any one company to 10%, reducing the impact of any one company’s performance on the overall index. As at December 31, 2009, one company represented more than 35% of the S&P TSX uncapped Diversified Metals & Mining Index (which has no similar weighting limitations).

It is difficult to directly compare our NEO compensation during the past five years with the trend reflected in the above chart because of the significant changes in our management during that time. However, annual cash bonuses paid to our NEOs for 2008 were much lower than in 2006 and 2007 due to a steep decline in metals prices and general market conditions, which were reflected in our share price. In addition, before 2009 our practice was to grant a fixed number of stock options to our NEOs pursuant to our long-term incentive program. Because the grant date value of stock options (based on Black-Scholes valuation) is higher when our share price is higher and lower when our share price is lower, the long-term incentive portion of our NEOs’ compensation prior to 2009 would closely follow the trend shown in the above graph.

Summary Compensation Table

The following tables provide information respecting compensation received in or in respect of the financial years ended December 31, 2009 and December 31, 2008 by each of the NEOs.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option awards(1) ($)	Non-equity incentive plan compensation		Pension Value ($)	All other compensation(4) ($)	Total compensation ($)
					Annual incentive plan ($)(2)	Long-term incentive plan ($)(3)

W. Warren Holmes(5) Executive Vice Chairman	2009 2008	93,199	307,500 —	— —	— —	— —	— —	158,414 —	559,113 —

Peter R. Jones(6) Former Chief Executive Officer	2009 2008	543,774 41,806	— —	— —	545,000 —	— —	— 11,770	6,191,194 4,527,386	7,279,968 4,580,962

Allen J. Palmiere(7) Former Chief Executive Officer	2009 2008	132,759 655,083	— —	— 2,380,000	— —	— —	19,116 118,859	2,745,009 21,674	2,896,884 3,175,616

Colin K. Benner(8) Former Interim Chief Executive Officer	2009 2008	60,000 —	— —	— —	— —	— —	— —	17,500 115,016	77,500 115,016

David S. Bryson Senior Vice President and Chief Financial Officer	2009 2008	330,000 113,254	— —	— 620,800	268,043 100,000	264,000 —	23,164 13,278	2,574 1,389	887,781 848,721

Michael D. Winship(9) Former President and Chief Operating Officer	2009 2008	433,971 127,778	— —	— 1,330,000	— 60,000	413,333 —	53,539 20,638	2,159,078 1,567	3,059,921 1,539,983

Tom A. Goodman Senior Vice President, Operations	2009 2008	370,000 328,750	— —	— 340,000	288,878 135,000	296,000 —	20,822 340,389	3,241 4,032	978,941 1,148,171

Alan T. C. Hair Senior Vice President, Development	2009 2008	370,000 351,250	— —	— 340,000	288,878 110,000	296,000 —	31,278 51,462	3,077 4,308	989,233 857,020

H. Maura Lendon Senior Vice President, General Counsel and Corporate Secretary	2009 2008	330,000 211,750	— —	— 1,038,000	273,240 150,000	264,000	29,160 31,423	2,574 2,597	898,974 1,433,770

(1)	The grant date fair value of the options granted during 2008 has been estimated at the date of grant in accordance with Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.9%; dividend yield of 0%; volatility factor of 52%; and expected life of four years for options issued under the original share option plan and three years for options issued under the amended share option plan.
(2)	Messrs. Winship and Bryson and Ms. Lendon joined HudBay in 2008 and awards in this column for each of them are pro rated amounts that reflect their time of service in 2008.
(3)	Represents the aggregate value of the cash retention bonus granted to the NEOs in August 2009. The bonus is payable in increments, with one-third paid at the time of grant, one-third being payable at the first anniversary of the date of grant along with a 5% accretion in value, and the final one-third being payable on the second anniversary of the date of grant along with a further 5% accretion in value. The amount unvested at the time of Mr. Winship’s departure accelerated and became immediately payable at the time of his departure. See “Compensation Discussion and Analysis—Long-Term Incentives—2009 Long-Term Incentive Grant”.
(4)	None of the NEOs received perquisites in 2008 or 2009 that in the aggregate amounted to greater than $50,000. Amounts in this column include payments on termination to Messrs. Jones, Palmiere and Winship (see “Payments on Termination”), the value of premiums paid by HudBay for life insurance for the NEOs, and amounts received by Messrs. Holmes and Benner for acting in their capacity as a director.
(5)	Mr. Holmes, a director of HudBay since March 23, 2009, was appointed Executive Vice Chairman on November 12, 2009 and interim Chief Executive Officer on January 1, 2010. Compensation he received as a director prior to November 12, 2009 is included in the column entitled “All other compensation”, and it includes $42,178 in cash retainers and fees and $116,236 in deferred share units. See “Director Compensation”. In accordance with the terms of his engagement as Executive Vice Chairman and interim CEO, on December 23, 2009 Mr. Holmes received a grant of 23,016.47 deferred share units with grant date price of $13.36, based on the 5 day average closing price of our shares on the TSX ending on the day before the grant date. The value of these share units is included in the column entitled “Share-based awards”.
(6)	Mr. Jones served as Chief Executive Officer from March 23, 2009 to December 31, 2009. The amount included under the column “All other compensation” for Mr. Jones includes the amount paid to him under the terms of a termination agreement entered into with HudBay on December 23, 2009. See “Payments on Termination”.
(7)	Mr. Palmiere served as Chief Executive Officer until March 9, 2009. The amount included under the column “All other compensation” for Mr. Palmiere includes the amount paid to him under the terms of a termination agreement entered into with HudBay on March 9, 2009 plus accrued vacation entitlement from 2008. See “Payments on Termination”.
(8)	Mr. Benner served as interim Chief Executive Officer from March 9, 2009 to March 23, 2009. All amounts he received for his service in such role are reflected in the column entitled “Salary”. He was not entitled to and did not receive any payments upon his resignation as interim Chief Executive Officer. Amounts received by Mr. Benner for his services as a director in 2008 and 2009 are included in the column “All other compensation”.

(9)	Mr. Winship served as President and Chief Operating Officer until November 23, 2009. The amount included under the column “All other compensation” for Mr. Winship includes the amount paid to him under the terms of a termination agreement entered into with HudBay on November 12, 2009. See “Payments on Termination”.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2009.

Outstanding Option Awards

					Option Awards
Name	Grant Date	Number of securities underlying options at the time of grant (#)		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
W. Warren Holmes	—	—		—	—	—	—

Peter R. Jones	17-May-2005	500,000		30,000	$2.59	17-May-2015	329,400
	24-Mar-2006	166,667		55,555	$9.70	24-Mar-2016	214,998
	12-Mar-2007	166,667		156,667	$20.80	12-Mar-2017	—

Allen J. Palmiere	—	—		—	—	—	—

Colin K. Benner	—	—		—	—	—	—

David S. Bryson	21-Mar-2007	45,750	(2)	45,750	$20.75	21-Mar-2012	—
	27-Aug-2008	160,000		160,000	$10.69	27-Aug-2013	460,800

Michael D. Winship	—	—		—	—	—	—

Tom A. Goodman	17-May-2005	225,000		75,000	$2.59	17-May-2015	823,500
	24-Mar-2006	75,000		50,000	$9.70	24-Mar-2016	193,500
	12-Mar-2007	75,000		75,000	$20.80	12-Mar-2017	—
	20-Mar-2008	50,000		50,000	$15.86	20-Mar-2018	—

Alan T. C. Hair	17-May-2005	225,000		25,000	$2.59	17-May-2015	274,500
	24-Mar-2006	75,000		75,000	$9.70	24-Mar-2016	290,250
	12-Mar-2007	75,000		75,000	$20.80	12-Mar-2017	—
	20-Mar-2008	50,000		50,000	$15.86	20-Mar-2018	—

H. Maura Lendon	3-Apr-2008	150,000		150,000	$16.14	03-Apr-2018	—

(1)	Based on the closing price of our common shares on the TSX of $13.57 on December 31, 2009.
(2)	Converted from options initially granted by Skye Resources Inc.

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2009.

Incentive Plan Awards Vested or Earned in 2009

Name	Option awards — Value during the year on vesting ($)	Non-equity incentive plan compensation — value earned during the year(1) ($)
W. Warren Holmes	—	—
Peter R. Jones	—	545,000
Allen J. Palmiere	—	—
Colin K. Benner	—	—
David S. Bryson	—	356,043
Michael D. Winship	—	413,333	(2)
Thomas A. Goodman	—	387,545
Alan T. C. Hair	—	387,545
H. Maura Lendon	—	361,240

(1)	Represents the amount vested and paid in 2009 from the cash retention bonus grant in August 2009 (see “Compensation Discussion and Analysis — Long-Term Incentives — 2009 Long-Term Incentive Grant”) plus the annual cash bonus for 2009 pursuant to our short-term inventive program.
(2)	The unvested amount payable to Mr. Winship under the cash retention bonus grant in August 2009 accelerated and became immediately payable at the time of his departure in November 2009.

Pension Plan Benefits

Defined Benefit Plan(1)

Name	Number of years credited service (#)	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non- Compensatory change ($)	Accrued obligation at year end ($)
		At year end ($)	At age 65 ($)
Peter R. Jones(2)	—	225,588	221,746	2,565,974	—	223,462	2,789,436
Allen J. Palmiere	1.1	—	—	95,443	19,116	(114,559)	—
David S. Bryson	1.3	8,362	158,365	8,159	23,164	17,220	48,453
Michael D. Winship	1.1	—	—	15,509	53,539	(69,048)	—
Tom A. Goodman	31.8	201,204	261,195	1,752,246	20,822	421,808	2,194,876
Alan T. C. Hair	5.0	33,436	147,117	147,093	31,278	71,461	249,831
H. Maura Lendon	1.7	9,956	116,977	20,458	29,160	21,216	70,835

(1)	Due to the temporary nature of their positions, Messrs. Holmes and Benner did not participate in the pension plans.
(2)	Due to his previous service with HudBay, Mr. Jones is considered a retiree under the defined benefit plan.

Defined Contribution Plan — Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory change ($)	Accumulated value at year end ($)
Allen J. Palmiere	—	—	—	—
Peter R. Jones	—	—	—	—
David S. Bryson	—	—	—	—
Michael D. Winship	—	—	—	—
Tom A. Goodman	445,235	—	16,743	461,978
Alan T. C. Hair	1,135,198	—	42,728	1,177,925
H. Maura Lendon	—	—	—	—

(1)	Under the supplemental pension plan, the NEOs may make a one-time irreversible election to receive all or a portion of their future annual cash bonuses as supplementary pension credits. See “Elements of Executive Compensation — Retirement Benefits.”

Payments on Termination

The following table provides details regarding the estimated incremental payments from us to each of the NEOs assuming termination on December 31, 2009(1)(2)(3):

Name	Severance (Base Salary) ($)	Severance (Bonus) ($)	Severance (Value of Benefits) ($)	Total ($)
W. Warren Holmes	—	—	—	—
David S. Bryson	$660,000	$553,199	$142,729	$1,355,928
Tom A. Goodman	$740,000	$423,878	$170,686	$1,334,564
Alan T. C. Hair	$740,000	$398,878	$130,982	$1,269,860
H. Maura Lendon	$660,000	$494,006	$194,494	$1,348,500

(1)	Mr. Palmiere’s employment ceased on March 9, 2009. Pursuant to a termination agreement entered into with HudBay, Mr. Palmiere received an aggregate of $2,700,333, including: $2,687,996 (severance); and $12,337 (outstanding vacation pay).
(2)	Mr. Winship’s employment ceased on November 12, 2009. Pursuant to a termination agreement entered into with HudBay, Mr. Winship received an aggregate of $2,436,486, including: $2,115,835 (severance plus payment in lieu of 2009 annual cash bonus); $30,651 (accrued vacation pay); $280,000 (representing amount unpaid in respect of the cash retention bonus awarded in 2009 (see “Compensation Discussion and Analysis—Long-Term Incentives—2009 Long-Term Incentive Grant”); and $10,000 (professional fees).
(3)	Mr. Benner was not entitled to and did not receive any payments on termination of his role as interim CEO. Likewise, Mr. Holmes is not entitled to receive any payments on termination of his role as interim CEO.

Mr. Jones served as Chief Executive Officer until December 31, 2009. Pursuant to a termination agreement, Mr. Jones received an aggregate cash payment of $6,190,000, which included $2,820,000 in contractual severance entitlements and $2,000,000 in recognition of Mr. Jones’ accomplishments and the shareholder value created during his tenure as Chief Executive Officer. The aggregate cash payment also included $1,370,000, which was paid to Mr. Jones in lieu of a one-time equity incentive grant with a grant date value of $1,370,000 that was to have been made to him pursuant to his employment agreement but could not be made due to ongoing trading blackouts in 2009. See “CEO Compensation”, above.

None of the NEOs in the table above are entitled to any payments in a circumstance where there is a change of control and they are not terminated.

Director Compensation

Our Board has approved a new director compensation program that rewards non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Further, the program emphasizes the alignment of Directors with the interests of our shareholders by having grants of deferred share units compose a significant portion of compensation and by requiring compliance with share ownership guidelines.

The compensation arrangements for the Directors include a combination of cash retainers, equity-based retainers payable in DSUs, and meeting fees. The amount of such retainers and fees payable in a calendar year are described below:

Position	Annual Cash Retainer	Annual Equity-Based Retainer(1)	Board or Committee Meeting Fee(2)
Chairman	$125,000	$100,000	$1,500
Director	$40,000	$40,000	$1,500
Chair, Audit Committee	$30,000	—	$1,500
Chair, other Committee of the Board	$10,000	—	$1,500
Member, Committee	—	—	$1,500

(1)	Payable in deferred share units.
(2)	Directors whose travel time to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting.

The amounts of the retainers and fees approved for the Directors were determined following reviews by the Compensation Committee of benchmarking information conducted for the Previous Board and a report on director’s compensation compiled by Spencer Stuart, an executive search consulting firm, as well as a review of the compensation provided to the Previous Board. The Compensation Committee believes the amount of compensation is appropriate in light of the time commitments required from the directors and is consistent with the director compensation adopted by similar companies.

When considering the compensation of the Directors, the Compensation Committee and the Board decided to eliminate the practice of making option grants to the Directors and instead grant deferred share units, or DSUs. As with the share units adopted as part of the compensation program for our executives, DSUs ensure that Directors have an equity interest in our company, which is not the case with options if the value of the underlying shares are lower than the exercise price. DSUs, which are granted pursuant to the Directors’ Deferred Share Unit Plan, are notional units that track the value of our common shares and are settled in cash based on the value of our common shares at the time of a Director’s departure from the Board. Ensuring that Directors have an equity interest in our company helps to align the interests of the Directors with the long-term interests of the shareholders and is consistent with our desire to implement best practices in its compensation programs. To further align their interests with the interests of the shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

In recognition of the extraordinary amount of time and effort required of the Directors following the Board Transition, the Compensation Committee recommended, and the Board approved, one-time grants of DSUs worth $40,000 for each non-executive director and $100,000 for the Chairman.

Director Compensation Table

The following table provides information regarding compensation paid to the non-executive directors during the financial year ended December 31, 2009.

Name(1)	Fees earned ($)(2)	Share-based awards ($)(3)	All other compensation ($)	Total ($)
J. Bruce Barraclough	105,062	70,986	—	176,030
Brian D. Gordon	65,486	70,986	—	136,472
Alan R. Hibben	81,553	104,361	—	185,914
John L. Knowles	92,486	70,986	—	163,472
Alan J. Lenczner	57,986	70,986	—	128,972
G. Wesley Voorheis	190,209	177,466	—	367,675

(1)	Compensation paid to Mr. Holmes as a director in 2009 is included in the column “All other compensation” in the Summary Compensation Table. Mr. Holmes did not receive fees for his role as a director following his appointment as Executive Vice Chairman on November 12, 2009. Mr. Jones did not receive any compensation for serving as a director in 2009.
(2)	Represents fees and retainers paid in cash.
(3)	Represents fees and retainers paid in DSUs. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs. Mr. Hibben elected to have one-half of the amount otherwise payable to him in cash paid in DSUs. Mr. Holmes also elected to have all of the retainers and fees otherwise payable to him in cash for his service as a director (between March 23, 2009 and November 12, 2009) paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board. As a result, the amount listed in the column entitled “Share-based awards” represents the amount realized on vesting of the grants.

The following table provides information regarding compensation paid to the Previous Board in 2009 in respect of the period during which they served on our Board, being January 1, 2009 to March 23, 2009.

Name(1)	Fees earned ($)(2)	Option awards ($)(3)	All other compensation ($)	Total ($)
M. Norman Anderson	73,567	—	—	73,567
Dr. Lloyd Axworthy	30,500	—	—	30,500
John H. Bowles	37,500	—	—	37,500
Donald K. Charter	58,500	—	—	58,500
Ronald P. Gagel	48,067	—	—	48,067
R. Peter Gillin	84,667	—	—	84,667

(1)	Allen J. Palmiere did not receive any compensation for serving as a director in 2009. Compensation received by Colin K. Benner in 2009 as a director is included in the column “All other compensation” in the Summary Compensation Table.
(2)	In 2009 members of the Previous Board were entitled to annual cash retainers equal to $30,000, with the exception of the Chairman, who was entitled to an annual cash retainer of $150,000. In addition, the Chair of the Audit Committee was entitled to a $20,000 fee for serving in such capacity and the Chairs of each of the Corporate Governance and Nominating Committee, Compensation Committee and Environmental Health and Safety Committee were entitled to a fee of $10,000 for serving in such capacity. Each non-executive director also earned $1,250 for each Board or Committee meeting attended. On December 12, 2008 the Previous Board established a Special Committee to consider matters relating to the proposed acquisition of Lundin Mining Corporation. The members of the Special Committee were R. Peter Gillin (Chair), M. Norman Anderson and Ronald P. Gagel. For their service on this committee in 2009, Mr. Gillin earned $11,500, and Messrs. Anderson and Gagel each earned $6,900. A separate Special Committee was formed on March 4, 2009 consisting of Mr. Gillin and Donald K. Charter as Co-Chairs. Each of these individuals received $25,000 plus $1,500 per meeting for serving in such capacity. All such fees are reflected in the column entitled “Fees Earned” above.
(3)	Members of the Previous Board were also entitled to receive annual grants of stock options. However, because of the continuing blackout in trading in the shares and the uncertainty in the market relating to the proxy contest, a grant of stock options was not made to the members of the Previous Board prior to their departure from the Board at the time of the Board Transition. All stock options held by members of the Previous Board terminated 60 days after the Board Transition and none of these individuals presently hold any stock options.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Share-based awards — Value during the year on vesting ($)(1) (2)
J. Bruce Barraclough	70,986
Brian D. Gordon	70,986
Alan R. Hibben	104,361
John L. Knowles	70,986
Alan J. Lenczner	70,986
G. Wesley Voorheis	177,466

(1)	Represents the amount of DSUs granted to each director in 2009 pursuant to our Directors’ Deferred Share Unit Plan. DSUs are considered vested at the time of grant. No stock options have been granted to the current directors and, accordingly, none of the directors holds unvested equity awards.
(2)	None of the previously unvested options held by the former directors which vested in the ordinary course in 2009 were “in the money” at the time of vesting. In addition, in accordance with our share option plan, the vesting of unvested options held by the previous directors was accelerated on March 23, 2009, the date of the Board Transition. None of these options were in the money at the time of vesting. In addition, as required by the share option plan, all outstanding stock options held by the former directors terminated 60 days after their departure and therefore none of the previous directors held any options as of December 31, 2009.

Share Ownership Guidelines for Directors

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire common shares or DSUs having an initial acquisition value equal to three times the aggregate value of his annual cash and equity retainer. Directors will be expected to achieve this level of ownership within five years from the date they become directors.

The Directors’ progress in meeting our share ownership guidelines as of the date of this Circular is shown in the following table:

Name	Ownership Requirement	Value of Equity Required	Total Equity Ownership(1)
J. Bruce Barraclough	Three times cash and equity retainer	$240,000	$80,986
Brian D. Gordon	Three times cash and equity retainer	$240,000	$80,986
Alan R. Hibben	Three times cash and equity retainer	$240,000	$202,161
W. Warren Holmes	Three times cash and equity retainer	$240,000	$628,736
Peter R. Jones	Three times cash and equity retainer	$240,000	$35,900
John L. Knowles	Three times cash and equity retainer	$240,000	$114,986
Alan J. Lenczner	Three times cash and equity retainer	$240,000	$80,986
G. Wesley Voorheis	Three times cash and equity retainer	$675,000	$261,716

(1)	Includes the grant date value of DSUs held and the acquisition value of common shares held.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning the Company’s equity compensation plans as at December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	4,637,113	$14.25	6,490,056
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,637,113	$14.25	6,490,056

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of our company at any time since January 1, 2009, (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors and the appointment of the auditor.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to HudBay or any of our subsidiaries during the year ended December 31, 2009 and as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of HudBay, no “informed person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since January 1, 2009 or has any such interest in any proposed transaction that has materially affected or would materially affect HudBay or our subsidiaries. “Informed Person” means (a) a director or executive officer of HudBay, (b) a director or executive officer of a person or company that is itself an informed person, (c) any person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction over common shares or a combination of both carrying more than 10% of the voting rights attached to all common shares, and (d) HudBay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of HudBay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is $444,500. The policy provides an annual aggregate coverage limit of $40 million in the policy year.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

•

the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of our company, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of $500,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

HudBay files reports and other information with the Canadian Securities Administrators. These reports and information, which include the unaudited comparative consolidated financial statements and management’s discussion and analysis for the three months ending March 31, 2010 are available to the public free of charge on SEDAR at www.sedar.com.

Additional information relating to our company can be found on SEDAR at www.sedar.com. Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2009, which can be found on SEDAR at www.sedar.com. HudBay shareholders may also request copies of these documents from our Corporate Secretary by phone at (416) 362-8181 or by e-mail at info@hudbayminerals.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of HudBay Minerals Inc.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”

G. Wesley Voorheis

Chairman

May 14, 2010

SCHEDULE “A”-

CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

INTRODUCTION

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders. The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

GUIDELINES

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company’s business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company’s strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company’s senior management and outside advisors and auditors. The directors also should be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 9 members to facilitate its effective functioning.

Chairman of the Board of Directors

The Board of Directors believes that the Chairman should be a director who is independent and not a member of senior management who is appointed by the Board of Directors. The Chairman should carry out his responsibilities in accordance with the written position description.

Selection of Directors

As provided in the Corporate Governance and Nominating Committee’s Charter, the Corporate Governance and Nominating Committee will be responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors, based primarily on the following criteria:

•	judgment, character, expertise, skills and knowledge useful to the oversight of the Company’s business,

•	diversity of viewpoints, backgrounds, experiences and other demographics,

•	business or other relevant experience, and

•

the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors (that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors. If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director will be expected to promptly tender his or her resignation to the Chairman of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer. Within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release. Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation. This process applies only in circumstances involving an “uncontested” election of directors – where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting. If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

Continuation as a Director

Directors who have passed their 70th birthday will not be eligible for re election unless a specific determination to the contrary is made by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director’s continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environmental, Health and Safety Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter. Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee. A director may serve on more than one committee and committee membership may be rotated periodically as necessary or advisable. The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee. Committee chairs shall carry out their responsibilities in accordance with their respective written position descriptions. Committee chairs may be rotated periodically as well.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee will conduct an annual self-evaluation as provided in its respective charter.

Board of Directors and Committee Meetings

The Board of Directors and each committee should meet as provided in its respective charter.

An agenda for each meeting of the Board of Directors and each committee meeting will be provided to each director and each member of the relevant committee. Any director or member of a committee may suggest the inclusion of subjects on the agenda of meetings of the Board of Directors or a committee. Each director and each member of a committee is free to raise at a meeting of the Board of Directors or a committee meeting, respectively, subjects that are not on the agenda for that meeting.

Materials provided to the directors for meetings of the Board of Directors and committee meetings should provide the information needed for the directors and members of the committee, respectively, to make informed judgments or engage in informed discussions.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine. The Chairman will preside at these executive sessions, unless the directors present at such meetings determine otherwise. Any interested party may communicate directly with the Chairman, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting. All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee. Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer. Directors are expected to achieve this level of ownership within five years from the date they become directors. Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement. If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer. For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance. All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director’s attendance.

Participation in Meetings. Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors should conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

Interlocking Directorships. Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees. All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company’s business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors. All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors. In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Schedule 1

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•

Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•

Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•

Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•	Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

•

Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•	Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

•

Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board of Directors should be comprised of that number of individuals which will permit the Board of Directors’ effective functioning. The appointment and removal of directors shall occur in accordance with the Company’s by-laws. A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors.

A majority of the Board of Directors shall be “resident Canadians”, as contemplated by the Canada Business Corporations Act.

MEETINGS

The Board of Directors shall meet at least four times each year and more frequently as circumstances require. All members of the Board of Directors should strive to be at all meetings. The Board of Directors may meet separately, periodically, without senior management, and may request any member of the Company’s senior management or the Company’s outside counsel or independent auditor to attend meetings of the Board of Directors or with advisors thereto.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee and the Environmental Health and Safety Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

Annually, or more frequently at the request of the Senior Vice President and General Counsel as a result of legislative or regulatory changes, the Board of Directors through the Corporate Governance and Nominating Committee shall, in a manner it determines to be appropriate:

•

Conduct a review and evaluation of the performance of the Board of Directors and its members and committees, including the compliance of the Board of Directors with this Charter. This evaluation will focus on the contribution of the Board of Directors to the Company and specifically focus on areas in which the directors and senior management believe that the contribution of the Board of Directors could be improved.

•

Review and assess the adequacy of this Charter and the position description for the Chairman and make any improvements the Board of Directors determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the Senior Vice President and General Counsel, who will report any such amendments to the Board of Directors at its next regular meeting.

Appendix A

CATEGORICAL STANDARDS FOR DETERMINING

INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgement.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company. The Board of Directors has determined that:

1.	A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2.	Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•

Employment: Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate[2] of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•

Direct Compensation: Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)[3];

•

Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•

Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group;

•

Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company; or

•	Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

[1]

A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

[2]

A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

[3]

Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment. Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.